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                              July 27, 2020

       Chris Hollowood
       Chairman
       Freeline Therapeutics Holdings Ltd
       Stevenage Bioscience Catalyst
       Gunnels Wood Road
       Stevenage, Hertfordshire SG1 2FX

                                                        Re: Freeline
Therapeutics Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed July 17, 2020
                                                            File No. 333-239938

       Dear Dr. Hollowood:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed July 17, 2020

       Description of Share Capital and Articles of Association, page 229

   1. We note your updated disclosure here and on page 92 regarding the exclusive forum provision in your
articles of association and your selection of the U.S. federal district courts as the exclusive
forum for causes of action arising under the Securities Act and the
                                                        Exchange Act. We
further note that there continues to be uncertainty as to whether U.S.
                                                        federal and state
courts will enforce federal forum provisions for causes of action arising under the Securities
Act. Please revise your disclosure to indicate the possibility that a
                                                        U.S. federal or state
court may not enforce your federal forum provision as it applies to causes of action
arising under the Securities Act.
 Chris Hollowood
Freeline Therapeutics Holdings Ltd
July 27, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameChris Hollowood
                                                           Division of
Corporation Finance
Comapany NameFreeline Therapeutics Holdings Ltd
                                                           Office of Life
Sciences
July 27, 2020 Page 2
cc:       Marcel Fausten
FirstName LastName